Filed by MidWestOne Financial Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: MidWestOne Financial Group, Inc.
File Number: 0-24630

MidWestOne Bank

Customer FAQ’s – September 12, 2007

Who are ISB Financial Corp. and MidWestOne Financial Group, Inc.?

ISB Financial is the holding company of Iowa State Bank & Trust Company with six offices in the Iowa City area and First State Bank with offices in Conrad, Parkersburg and Melbourne. MidWestOne Financial Group is the holding company of MidWestOne Bank, based in Oskaloosa, Iowa, and with 18 offices throughout Eastern and Central Iowa.

Why are MidWestOne Financial Group, Inc. and ISB Financial Corp. merging?

The merger of MidWestOne Financial Group and ISB Financial Corp. creates a strong, independent financial services institution based in Iowa with banking assets of approximately $1.4 billion and assets under management of approximately $635 million.

Are MidWestOne Bank, Iowa State Bank & Trust Company and First State Bank merging?

Yes, eventually. The “merger of equals” transaction between the two holding companies is the first step in a process that is expected to close in the first quarter of 2008 pending shareholder, regulatory and other approvals. The merger and consolidation of Iowa State Bank & Trust, First State Bank, and MidWestOne Bank will happen later in 2008.

What will be the name of the merged bank?

The boards of the two merging companies together chose the name “MidWestOne Bank” because it is more representative of the larger geographic area being served by the combined institution. The holding company’s name will be MidWestOne Financial Group, Inc.

Has one bank acquired the other(s)?

No. The transaction is considered a “merger of equals” with each organization contributing an equal number of directors to the new holding company board and bank board.

Who will be executive management team of the merged company?

W. Richard Summerwill will be the Chairman of MidWestOne Financial Group and MidWestOne Bank. Charles S. Howard will be Vice Chairman of MidWestOne Financial Group. Charles N. Funk will be President and CEO of MidWestOne Financial Group and MidWestOne Bank. David A. Meinert will be Executive Vice President and CFO of the bank and holding company. John P. Pothoven has agreed to remain with the organization, delaying his retirement until mid-2008.

Will the main bank headquarters remain in Oskaloosa?

The main bank and holding company headquarters will move from Oskaloosa to Iowa City. All Oskaloosa locations will remain open.

Will I be able to conduct business with the same professionals with whom I currently work?

Yes.

What is the immediate impact of this merger?

Business as usual. The two organizations will continue to operate competitively, in all markets until completion of the merger. After completion of the merger, current MidWestOne customers will enjoy access to an expanded branch system and an expanded offering of products and services.

Will I have to change my account number(s)?

We will make all efforts to not change account numbers. We anticipate that any impact following a merger of the three banks may affect a very small percentage of our customers. Any customers impacted would be contacted well in advance.

Will this allow me to bank not only at my current branch and ATM but also at other branches and ATMs in Iowa without transaction fees?

You will have the opportunity to transact business at any one of 27 conveniently located branches throughout eastern and central Iowa. Your transactions at all Iowa State Bank & Trust, First State Bank, and MidWestOne Bank ATM locations will also become surcharge-free.

Can I use my current checks until they are gone or will I have to purchase new checks? Will I have to get a new ATM/check card?

You may continue banking activities as normal. In the event that any account or card numbers must change, those customers will be notified well in advance.

Will I be able to continue paying my bills online and send my credit card, loan and/or mortgage payments to the same location?

Absolutely! There will be no change in online banking and you may continue sending payments to the same location.

Will banking hours change?

No changes are anticipated although we will continually monitor each of our locations to maximize the hours of operation to best meet our customers’ needs.

Are we changing products and services?

As a result of the merger/conversion process, we anticipate the blending of best products and practices, and the development of new financial products in order to better meet our customers’ needs.

How will this benefit me?

•	Same dedicated financial and wealth management professionals to serve your needs

•	Commitment to maintain a strong, local, independent community bank headquartered in Iowa City that will continue its longstanding support the communities in which we do business.

•	Commitment to make decisions at the local level

•	Commitment to enhanced service delivery

•	Commitment to expanded range of financial products and services

•	Expanded access to 27 branch locations in 21 communities throughout eastern and central Iowa

•	Expanded access to 51 surcharge-free ATMs

•	Increased lending limits for customers

Will I recognize the sign/bank/branch if I travel to another community?

Yes.

Will my accounts continue to be FDIC insured?

Yes. When two or more insured banks merge, the deposits from the assumed bank continue to be insured separately for at least six months after the merger. This grace period gives a depositor the opportunity to restructure his or her accounts, if necessary.

Where can I get more information about the changes that are taking place?

You may call our Customer Care professionals at 800-266-4999 or visit any of our locations for more information. You can also visit our website at www.midwestonebank.com.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, ISB Financial (“ISBF”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of ISBF common stock to be issued to the shareholders of MidWestOne. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of ISBF and MidWestOne seeking their approval of the merger. In addition, each of ISBF and MidWestOne may file other relevant documents concerning the proposed merger with the SEC.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ISBF, MIDWESTONE AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when available, through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained, when available, by directing a request by telephone or mail to MidWestOne Financial Group, Inc., 222 First Avenue East, Oskaloosa, Iowa 52577, Attention: David Meinert (telephone: (641) 673-8448) or by accessing MidWestOne’s website at http://www.midwestonebank.com under “Company Info.” The information on MidWestOne’s website is not, and shall not be deemed to be, a part of this document or incorporated into other filings the company makes with the SEC.

ISBF and MidWestOne and their respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of ISBF and/or MidWestOne in connection with the merger. Information about the directors and executive officers of MidWestOne is set forth in the proxy statement for MidWestOne’s 2007 annual meeting of shareholders filed with the SEC on March 23, 2007. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such solicitation would be unlawful.

Caution Regarding Forward-Looking Statements

Statements made in this document, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this document and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. MidWestOne intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. The company’s ability to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors that could cause actual results to differ from those set forth in the forward-looking statements or that could have a material effect on the operations and future prospects of MidWestOne and the resulting company, include but are not limited to: (1) the businesses of ISBF and/or MidWestOne may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the required regulatory and shareholder approvals may not be obtained within expected timeframes, or at all, and the ability to complete the merger may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; (7) changes in the quality and composition of the company’s loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the company’s respective market areas; implementation of new technologies; ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (8) other risk factors detailed from time to time in filings made by ISBF or MidWestOne with the SEC.

MidWestOne Financial Group and MidWestOne Bank

Employee FAQ’s – September 12, 2007

Why are MidWestOne Financial Group, Inc. and ISB Financial Corp. merging?

MidWestOne Financial Group and ISB Financial together create a strong, independent financial services institution based in Iowa with banking assets of approximately $1.4 billion and assets under management of approximately $635 million. Benefits for our customers, employees and shareholders including gaining operational efficiencies, expanded service markets and increased shareholder value.

What impact does the holding company merger have on our bank?

The merger of equals transaction between the two holding companies is the first step in a process that will eventually result in the merger and consolidation of Iowa State Bank & Trust Company, First State Bank, and MidWestOne Bank.

What will be the name of the merged bank?

The boards of the two merging companies together chose the name for our new bank subsidiary to be “MidWestOne Bank” because it is more representative of the larger geographic area being served by the combined institution.

Who will be executive management team of the merged company?

W. Richard Summerwill will be the Chairman of MidWestOne Financial Group and MidWestOne Bank. Charles S. Howard will be Vice Chairman of MidWestOne Financial Group. Charles N. Funk will be President and CEO of MidWestOne Financial Group and MidWestOne Bank. David A. Meinert will be Executive Vice President and CFO of the bank and holding company. John P. Pothoven has agreed to remain with the organization, delaying his retirement until sometime in 2008.

Will the main bank headquarters remain in Oskaloosa?

The main bank and holding company headquarters will move from Oskaloosa to Iowa City. All Oskaloosa locations will remain open.

Will the company remain publicly traded?

The merged corporation’s stock will be traded on NASDAQ. Currently, MidWestOne uses the symbol “OSKY”. A new symbol will be established prior to the closing of the merger.

What is the immediate impact of this merger?

We will conduct business as usual. The two organizations will continue to operate competitively, in all markets until completion of the merger. We anticipate completing the merger process for the holding companies by early 2008, pending shareholder, regulatory and other approvals. Merger and conversion of the banking and other entities will take place in later 2008.

What should I tell my customers if they hear rumors about this and/or ask about it?

This is a significant opportunity for our communities, our customers, our shareholders and our associates because it allows us to expand and continue our growth objectives while maintaining our commitment to being a strong independent community bank. Please refer to the customer FAQ sheet for specific customer responses.

What are the benefits of the merger to our customers?

•	A strong, local, independent community bank headquartered in Iowa City that will continue its longstanding commitment to support the communities in which we do business.

•	Strong local leadership, autonomy and decision-making authority

•	Continued focus and attention to outstanding levels of superior customer service

•	Customers will have access to 29 branch locations in 21 communities and 51 surcharge-free ATMs throughout eastern and central Iowa

•	Loan customers will have access to considerably higher lending limits

Are we changing products or services?

As a result of the merger/conversion process, we anticipate the blending of best products and practices, and the development of new financial products in order to better meet our customers’ needs.

When will the change occur?

The merger of the two holding companies is expected to be complete by in early 2008, with the merger and consolidation of the banks completed by mid-2008.

When will our customers know about this change?

A joint public press release has already been sent to local and national media. A copy of the press release is being provided to all employees by email and available on the MidWestOne Intranet. Bank personnel with customer contacts will be contacting many of their customers within the next several days.

How will this change affect me?

We believe this change will create many exciting opportunities for our employees due to the expansion of our company. All of us will be responsible for delivering a consistent, positive message to our customers about the benefits this brings to our community.

What will be the internal effects of this merger?

•	Additional career development opportunities for our employees

•	Ability to measure profit and loss for each functional unit and region

•	A smoother delivery of new products and services

•	Facilitates internal and external growth

Will our company environment or corporate culture change?

A key strength of this merger is the shared beliefs, history of key executives, common business practices and the deep respect and personal relationships that already exist among so many of our associates in both organizations. We expect to build upon the foundation of those core strengths and work together to develop a shared vision for our new company. We are excited to share our philosophies of service with our new colleagues and expect to learn about new things they will share with us too.

Will any branches close?

Neither of the two companies have markets that overlap that would result in closing locations. A thorough review and analysis of banking center locations will be conducted in order to maximize the effectiveness of this service delivery channel.

Will my job duties change?

This is a time for growth, and increased opportunities are often the result of growth. Some of us will experience more change than others depending upon our position. New opportunities may become available to you! Any changes to individual positions will be decided and communicated within the next 30 days.

Will this affect the MidWestOne ESOP plan?

The pension plan for the new merged company will be the MidWestOne ESOP along with the 401(k). ISB’s defined benefit pension plan will be frozen.

Will our systems change?

A thorough review of all systems, partners and operations will be conducted to provide the most cost effective and efficient systems for the delivery of products and services to our customers. One thing that will make this transition smoother is that fact that the core data processing system for all three banks is ITI.

Will this change our mission or values?

MidWestOne Bank, Iowa State Bank & Trust and First State Bank have extremely compatible and complementary corporate cultures and values systems. Customers of all these organizations value trustworthiness, responsiveness, knowledge and unique service combined with a commitment to the community. There are no plans to alter these beliefs. We will continue to take care of our customers…and those who should be. We will continue to hire and retain excellent employees. And we will always conduct ourselves with the utmost integrity.

What impact does the holding company merger have on MidWestOne Investment Services, Inc. or ISB&T Investor Center?

The merger of the two holding companies will result in the creation of a single wealth management division with combined assets of approximately $635 million.

Who should I contact if I have more questions?

Feel free to discuss your questions with John, Dave or Charlie. We will be in continuous communication with you throughout this process, posting periodic reports on the Intranet updating you on our progress through the closing of the merger. Never be afraid to ask a question, and thank you for being an important part of this exciting opportunity!

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, ISB Financial (“ISBF”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of ISBF common stock to be issued to the shareholders of MidWestOne. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of ISBF and MidWestOne seeking their approval of the merger. In addition, each of ISBF and MidWestOne may file other relevant documents concerning the proposed merger with the SEC.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ISBF, MIDWESTONE AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when available, through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained, when available, by directing a request by telephone or mail to MidWestOne Financial Group, Inc., 222 First Avenue East, Oskaloosa, Iowa 52577, Attention: David Meinert (telephone: (641) 673-8448) or by accessing MidWestOne’s website at http://www.midwestonebank.com under “Company Info.” The information on MidWestOne’s website is not, and shall not be deemed to be, a part of this document or incorporated into other filings the company makes with the SEC.

ISBF and MidWestOne and their respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of ISBF and/or MidWestOne in connection with the merger. Information about the directors and executive officers of MidWestOne is set forth in the proxy statement for MidWestOne’s 2007 annual meeting of shareholders filed with the SEC on March 23, 2007. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such solicitation would be unlawful.

Caution Regarding Forward-Looking Statements

Statements made in this document, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this document and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. MidWestOne intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. The company’s ability to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors that could cause actual results to differ from those set forth in the forward-looking statements or that could have a material effect on the operations and future prospects of MidWestOne and the resulting company, include but are not limited to: (1) the businesses of ISBF and/or MidWestOne may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the required regulatory and shareholder approvals may not be obtained within expected timeframes, or at all, and the ability to complete the merger may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; (7) changes in the quality and composition of the company’s loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the company’s respective market areas; implementation of new technologies; ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (8) other risk factors detailed from time to time in filings made by ISBF or MidWestOne with the SEC.